Mail Stop 4561

December 18, 2008

Mr. J. Michael McGillis
Chief Financial Officer
JER Investors Trust Inc.
1650 Tysons Blvd., Suite 1600
McLean, VA 22102

> **Re: JER Investors Trust Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-32564**

Dear Mr. McGillis:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Securities Valuation, page 67

1. Please revise your disclosure to quantify the prepayment and loss assumptions used by management to determine the fair value of your CMBS investments. Additionally, please disclose the effects to your financial statements that would result if these assumptions were changed within a reasonable range.

Liquidity and Capital Resources, page 78

2. We note that you made distributions in excess of cash flows from operating activities during the fiscal year ended 2007 as well as in the quarterly period ended September 30, 2008. Please discuss the source(s) of these distributions, in the Liquidity and Capital Resources section of your MD&A section, as this disparity raises concerns about the sustainability of distributions into the future. Please provide this disclosure in future filings and tell us how you plan to comply.

Contractual Obligations, page 83

3. We note your disclosure regarding certain contractual obligations payable at December 31, 2007. In future filings, please provide the table required by Item 303(a)(5) of Regulation S-K.

4. In future filings, please discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to Item 303(a)(4) of Regulation S-K.

Financial Statements

CMBS, pages F-22

5. We note that you disclosed an unrealized loss on CMBS securities that have been in a continuous loss position greater then 12 months of $209,815 as of December 31, 2007. It would appear that this $209,815 loss related to the portfolio of CMBS owned as of December 31, 2006 of $310,720. Please tell us and disclose the reasons the valuation of these securities resulted in such a large loss and why the additional securities obtained during 2007 did not experience a similar unrealized loss.

6. Given the magnitude of unrealized losses within your CMBS portfolio, the current credit environment and the multiple margin calls you have experienced, please describe to us and disclose management's basis for determining their ability to hold these securities for a sufficient period of time to allow for recovery. Within your response please specifically quantify the timeframe over which management has determined that they have the ability to hold these securities given current funding sources.

Notes Payable, Repurchase Agreements and Junior Subordinated Debentures

Repurchase Agreements, page F-33

7. We note your disclosure regarding your consideration of an alternative interpretation under GAAP (derivative treatment) on transactions where you acquire investments from a counterparty and simultaneously finance with the same counterparty via a repurchase agreement. Please provide to us and disclose management basis for their current accounting position, and management's basis for disregarding the alternate accounting position. Within your response please cite the specific accounting literature relied upon for both positions.

Exhibits 31.1 and 31.2

8. We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications in an amended filing to include the required language in the introductory paragraph 4 which refers to establishing and maintaining internal control over financial reporting for the Registrant. Additionally, please do not include the title of the certifying individual in the opening line of the certification.

Definitive Proxy Statement filed April 29, 2008

Long-Term Equity Incentives, page 17

9. You note that key personnel, including covered executives, were awarded 124,500 restricted shares of Common Stock subject to certain vesting conditions.

The table on this page indicates that one executive received no shares, while another received 40,000 shares. Please disclose how the Compensation Committee determined to make awards of different amounts of restricted shares to different executive officers. For example, what factors did the Compensation Committee consider when making such awards and how do the different awards reflect such considerations? Please provide this disclosure in future filings and tell us how you plan to comply.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements

and related matters.   Please contact Phil Rothenberg, Staff Attorney, at (202) 551-3466
or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief